Filed under Rule 433
File No. 333-142932
Summary of Terms

Delphi Financial Group, Inc.
7.376% Fixed to Floating Rate Junior Subordinated Debentures due 2067 (“Debentures”)
(principal amount $25 per security)

Issuer:	Delphi Financial Group, Inc.

Description:	7.376% Fixed to Floating Rate Junior Subordinated Debentures due 2067 (“Debentures”)

Trade Date:	May 16, 2007

Settlement Date:	May 23, 2007 [T+5]

Amount:	$175,000,000 aggregate principal amount (7,000,000 Debentures)

Overallotment Option:	None

Scheduled Maturity Date:	May 15, 2037

Final Repayment Date:	May 1, 2067

Interest Rate during Fixed Rate Period:
From May 23, 2007 to May 15, 2017, at the annual rate of 7.376%, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2007, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Interest Rate during Floating Rate Period:
From May 15, 2017 through maturity at a floating rate based on the 3-month LIBOR Rate plus 3.19%, reset quarterly, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing August 15, 2017, subject to the Issuer’s right to defer interest on one or more occasions for up to ten consecutive years.

Day Count during Fixed Rate Period:	30 / 360

Day Count during Floating Rate Period:	ACT / 360

Optional Redemption:	On or after May 15, 2017, in whole or in part at 100% of the principal amount plus accrued and unpaid interest.

Prior to May 15, 2017, in whole or in part at the applicable redemption price, which will equal the greater of (x) 100% of the principal amount of the Debentures being redeemed and (y) the present value of a principal payment on May 15, 2017 and scheduled payments of interest that would have accrued from the redemption date to May 15, 2017 on the Debentures being redeemed, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread (as defined below), in each case plus accrued and unpaid interest.

Redemption for Tax Event or Rating Agency Event:
Prior to May 15, 2017, in whole but not in part at the applicable redemption price, which will equal the greater of (x) 100% of the principal amount of the Debentures being redeemed and (y) the present value of a principal payment on May 15, 2017 and scheduled payments of interest that would have accrued from the redemption date to May 15, 2017 on the Debentures being redeemed, discounted to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus the applicable spread, in each case plus accrued and unpaid interest.

Applicable Spread:	Applicable spread means 0.50% in the case of a rating agency event or tax event and 0.45% in all other cases.

Filed under Rule 433
File No. 333-142932
Summary of Terms

Share Cap Amount	16,000,000 shares. If the Issuer amends the definition of “APM qualifying securities” to eliminate common stock, then the number of shares constituting the share cap amount will be increased by 100%.

Issue Price:	$25.00 per debenture

Gross Proceeds:	$175,000,000

Underwriting Discounts and Commissions:	$0.7875 per Debenture for Retail Orders; $0.3750 per Debenture for Institutional Orders

Net Proceeds to Issuer:	$172,309,000, after expenses and underwriting commissions

Use of Proceeds:	Repayment of Indebtedness and General Corporate Purposes

Clearance:	DTC

Listing:	Application will be made to list on NYSE

CUSIP/ISIN:	247131303 / US2471313039

Joint Bookrunners	Lehman Brothers Inc. Wachovia Capital Markets, LLC Banc of America Securities LLC

Sr. Co-Managers:	HSBC Securities (USA) Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., Piper Jaffray & Co.

Jr. Co-Managers:	Cochran Caronia Waller Securities LLC, Keefe, Bruyette & Woods, Inc., LaSalle Capital Markets, Oppenheimer & Co. Inc., The Williams Capital Group, L.P.
Terms used but not defined in this term sheet have the meanings assigned to them in the preliminary prospectus supplement dated May 15, 2007.
The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling:

Lehman Brothers Inc.	1-888-603-5847
Wachovia Capital Markets, LLC	1-866-289-1262
Banc of America Securities LLC	1-800-294-1322